EXHIBIT 4.3

MAXWELL TECHNOLOGIES, INC.
2005 OMNIBUS EQUITY INCENTIVE PLAN

NOTICE OF RESTRICTED STOCK AWARD
AND RESTRICTED STOCK AGREEMENT

«First»«Last»
«Address»
Telephone: «Telephone»

Dear «First»:

You have been granted an Award of shares of common stock of Maxwell Technologies, Inc. (the “Company “) constituting a Restricted Stock Award under the Maxwell Technologies, Inc. 2005 Omnibus Equity Incentive Plan (the “Plan”) with the following terms and conditions:

Grant Date:	«Grant_Date»

Number of Restricted Shares:	«Number_of_Shares»

Vesting Schedule:	Your Restricted Stock will vest as set forth on the performance vesting schedule attached (the “Performance Vesting Schedule”). However, should the performance objectives (the “Milestone”) set forth on the attached Vesting Schedule not be achieved, the Company may, at its discretion provide you with new Milestones and a new Performance Vesting Schedule or, at its discretion, allow the grant of Restricted Stock to be forfeited. In accordance with the Plan, Shares may not vest to any extent until one year has passed from the Grant Date. Any unvested portion of this Award of Restricted Stock expires on the tenth anniversary of the Grant Date.

If your service as a __________ terminates prior to a Milestone being achieved or prior to the one year anniversary of the Grant Date as a result of death or Disability, your Restricted Stock will become fully vested on the date of termination as a result of death or Disability. The Company may require you to submit such medical evidence or to undergo a medical examination by a doctor selected by the Company as the Company determines is necessary in order to establish that you are Disabled for the purposes of this Award agreement.

If you are serving as a __________ on the date of a Change of Control, as defined in section 2.f. of the Plan, all of your Restricted Stock awarded pursuant to this Award agreement will become fully vested upon such Change of Control.

You will forfeit any unvested Shares of Restricted Stock upon any other termination of your service as a __________.

You, as the recipient of this Award, are responsible for all taxes incurred as a result of issuance of this Restricted Stock Award.

Escrow of Certificates	Your Restricted Stock will be held in escrow by the Company, as escrow agent. The Company will give you a receipt for the Shares held in escrow that will state that the Company holds such Shares in escrow for your account, subject to the terms of this Award, and you will give the Company a stock power for such Shares duly endorsed in blank, which will be used in the event such Shares are forfeited in whole or in part. As soon as practicable after the applicable vesting date, any vested Shares of Restricted Stock will cease to be held in escrow, and certificate(s) for such number of Shares will be delivered to you or, in the case of your death, to your estate.

Transferability of Restricted Shares:	You may not sell, transfer or otherwise alienate or hypothecate any of your Shares of Restricted Stock until they are vested. In addition, by accepting this Award, you agree not to sell any Shares granted under this Award at a time when applicable laws, Company policies (including, without limitation, the Company’s insider trading policy) or an agreement between the Company and its underwriters prohibit a sale.

Voting and Dividends:	While any of the Restricted Stock is subject to forfeiture, you may exercise full voting rights and will receive all dividends and other distributions paid with respect to the Shares of Restricted Stock, in each case so long as the applicable record date occurs before you forfeit such Shares. If, however, any such dividends or distributions are paid in Shares, such Shares will be subject to the same risk of forfeiture, restrictions on transferability and other terms of this Award as are the Shares of Restricted Stock with respect to which they were paid.

Transferability of Award:	You may not transfer or assign this Award for any reason, other than under your will or as required by intestate laws, or pursuant to a beneficiary designation filed with the Secretary of the Company prior to the date of your death on the form provided by the Company for this purpose. Any attempted transfer or assignment in violation of this provision will be null and void.

Amendment:	This Award agreement may be amended only by written consent of the Company and the Participant, unless the amendment is not to the detriment of the Participant.

Counterparts:	This Award agreement may be executed in counterparts.

Governing Law:	The provisions of Section 17.f. of the Plan apply to this Award agreement.

This Award, and the Shares of Restricted Stock granted hereunder, is made pursuant to, and governed by, the terms and conditions of the Plan. Additional provisions regarding your Award and definitions of capitalized terms used and not defined in this Award can be found in the Plan.

BY SIGNING BELOW AND ACCEPTING THIS RESTRICTED STOCK AWARD, YOU
AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED HEREIN AND IN
THE PLAN. YOU ALSO ACKNOWLEDGE RECEIPT OF THE PLAN.

__________________________________	__________________________________
Authorized Officer	«First»«Last»

Performance Vesting Schedule

This performance vesting schedule to the Notice of Restricted Stock Award and Restricted Stock Agreement dated «Grant_Date» (the “Agreement”), by and between Maxwell Technologies, Inc. and the Participant sets forth the Milestones, which if achieved shall cause the Restricted Stock granted pursuant to the Agreement to vest pursuant to the schedule below. In all other cases, the Restricted Stock shall vest as set forth above in the Agreement.